FAIRFAX News Release
TSX Stock Symbol: FFH and FFH.U

TORONTO, February 3, 2015

FAIRFAX TO ACQUIRE UKRAINIAN INSURER

Toronto, Ontario (February 3, 2015) – Fairfax Financial Holdings Limited (“Fairfax”) (TSX: FFH and FFH.U) announced today that it has entered into an agreement with QBE Management (Ireland) Limited (“QBE”) and its Ukrainian partner to acquire QBE’s insurance operations in Ukraine.  The transaction is subject to customary closing conditions, including various regulatory approvals, and is expected to close by the second quarter of 2015.

QBE’s Ukrainian business was established in 1998 as the first international insurer operating in the country.  From a standing start, the Ukrainian operation built a business that has been consistently profitable for over a decade.  In 2014, this operation generated over US$5 million in profitable gross written premiums in a range of general insurance classes, including motor, property, marine, and general and product liability.  On closing, it will become part of Fairfax Eastern Europe under the leadership of its President, Peter Csakvari.

“We are thrilled to have QBE’s operations and its experienced team in Ukraine join Fairfax Eastern Europe,” said Prem Watsa, Chairman and CEO of Fairfax.  “QBE has a very strong presence in the Ukrainian insurance sector, and this is a terrific opportunity for us to expand our operations in the region and continue to build Fairfax Eastern Europe’s profitable businesses over the long-term.”

Fairfax is a financial services holding company which, through its subsidiaries, is engaged in property and casualty insurance and reinsurance and investment management.

For further information contact:                    John Varnell, Vice President, Corporate Development,
at (416) 367-4941

FAIRFAX FINANCIAL HOLDINGS LIMITED
95 Wellington Street West, Suite 800, Toronto Ontario M5J 2N7 Telephone 416/367 4941 Telecopier 367 4946